

March 22, 2012

Via E-mail
Gregory Hayes
Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

> **Re:** **United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2011**
> **File No. 001-00812**

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13
Management's Discussion and Analysis, page 2
Results of Operations, page 4

1. We note several instances in your analysis of consolidated and segment results in which two or more factors are cited as a cause of a variance. A few examples of this are net sales on page 4, cost of products and services sold on page 5, selling, general and administrative on page 5, and net sales and operational margin of Otis on page 10 and UTC Fire & Security on page 12. Please quantify each factor when two or more factors are cited as a cause of a variance between comparable periods to enable investors to understand the relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. If quantification is not practicable, please so state and disclose the basis why the cited item is a material factor.

2. In connection with the preceding comment, please consider disclosure pursuant to Item 303(A)(3)(iii) of Regulation S-K in regard to a narrative and quantification of the extent to which changes in net sales are attributable to volume and pricing. For example, for each comparative period analyzed for Otis on page 10, there are references to pressures on selling prices and lower pricing.

Notes to Consolidated Financial Statements, page 35
Note 10: Income Taxes, page 42

3. In regard to the discussion of undistributed earnings of international subsidiaries on page 43, please disclose the accumulated amount of undistributed earnings considered to be permanently reinvested for which no deferred income taxes have been recognized pursuant to Accounting Standards Codification 740-30-50-2b.

Note 17: Contingent Liabilities, page 58

4. We note several references here and in the "Environmental" section of note 1 in regard to the amount accrued within a range of estimates or possible outcomes. Please explain to us your consideration of the requirement pursuant to ASC 450-20-50-4.b to disclose the estimate of reasonably possible loss or range of loss, why this disclosure does not appear to have been made and your effort to develop an estimate for this purpose for each material matter, or for the aggregate of all matters, described.

Note 18: Segment Financial Data, page 59

5. We note that beginning in 2012 you will combine the previous reportable segments Carrier and UTC Fire & Security into a new reportable segment UTC Climate, Controls & Security. Please explain to us:

- who the chief operating decision maker is for the new reportable segment, and if this differs from the prior chief decision maker for Carrier and UTC Fire & Security,
- if Carrier and UTC Fire & Security will each continue to be considered as operating segments,
- why aggregation of Carrier and UTC Fire & Security is appropriate pursuant to ASC 280-10-50-11 and 12, and why aggregation was not appropriate before,
- whether discrete financial information will continue to be available for each of Carrier and UTC Fire & Security, and
- whether the discrete financial information will be provided to the chief operating decision maker and/or board of directors and any other executive considered to be of higher rank than the chief operating decision maker, and if so, in what form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief